News Release	No. 08-151 March 17, 2008

War Springs Resource Increased to 1.7 Million Ounces

Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group Metals”) announces the results of an updated Mineral Resource calculation for its 70% owned War Springs Platinum Project on the Northern Limb of the Bushveld Complex.  The first resource assessment for War Springs was completed October 19, 2005. Follow-up drilling, recent metal price increases and the potential for shallow ounces have motivated Platinum Group Metals to re-evaluate the War Springs Project. The company intends to continue with internal scoping level engineering work and complete additional drilling in the year ahead. The distinct layered characteristics of the reefs, with a thickness of 6 to 7 metres, and their surface outcrop position, make the project potentially amenable to bulk mining techniques.

“The completion of a feasibility study on Project 1 of the Western Bushveld Joint Venture in the near term continues to be our main focus for shallow higher grade platinum ounces. We are also working to finish an initial resource calculation for Project 3 of the WBJV in the weeks ahead.  At the same time we are updating our exploration model, resource and preliminary engineering work at War Springs” says R. Michael Jones, President of Platinum Group.

Recent upward movements in the price of platinum, combined with other exploration work in the region, have motivated the re-consideration of the potential of the War Springs project. The results of the updated estimation is an Inferred Resource of 47.0 Mt at an average grade of 1.11 g/t 2PGE+Au and thus a metal content of 1.7 million ounces for the B and C Reefs combined, using a 2PGE+Au cut-off of 300 cmg/t. See details in the table below:

Reef	Cut-off 3E	Tonnage	3E			Ni		Cu		Channel Width
	cmg/t	t	g/t	G	Moz	%	t	%	t	cm
B Reef	300	20,934,894	0.95	19,947,131	0.641	0.18	35,870	0.14	27,863	657
C Reef	300	26,030,561	1.24	32,192,522	1.035	0.08	25,812	0.06	19,388	875
Total	300	46,965,455	1.11	52,139,652	1.676	0.13	64,965	0.10	49,868	734

Reef	Prill Splits
	Pt		Pd		Au
	g/t	%	g/t	%	g/t	%
B Reef	0.32	34	0.55	58	0.08	8
C Reef	0.20	16	0.97	78	0.07	6

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Power availability is a risk to the project plans.

The War Springs Mineral Resource is characterised by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6m thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. A 5% geological loss has been applied.

During the initial drilling in 2004 and 2005, relatively thick PGE mineralised layers were confirmed to occur. Eighteen holes had been completed by the end of May 2005, relating to 7,433m of drilling. A total of 8,188 samples were collected for the determination of elements Platinum, Palladium, Gold, Copper and Nickel. Test pit and trench sampling was carried out during October 2005 across anomalous areas, indicated by a 2005 soil sampling programme.

Four additional boreholes were drilled (1,646m) during the period November 2005 to early February 2006, on high priority soil targets (Phase 2 Drilling Program). An additional 1,738 samples were collected for analysis.  Of the 22 boreholes drilled, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef.  Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on a 250 metre spacing, combined with a review of the cut-off, form the basis of the updated Inferred Mineral Resource estimation to be reported in a NI43-101 document, compiled by Minxcon (Pty) Ltd, dated March, 2008.

Black Economic Empowerment groups Wesizwe Platinum Ltd. (JSE:WEZ) and Taung Minerals (Pty) Ltd. (a subsidiary of Platmin Ltd. – TSX:PPN) each have a 15% interest in the War Springs project carried to bankable feasibility.  The Company retains a net 70% project interest.

Qualified Person, Quality Assurance and Control and Data Verification
Charles Muller of Minxcon is the Qualified Person (“QP”) for this report. He is registered with the South African Council for Natural Scientific Professions (SACNASP) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s previously published protocols for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted certified analytical facilities. Assays were completed by standard fire assay procedures with preparation at the Setpoint facility at Mokopane and final assays at Genalysis Laboratories Services Pty Ltd in Perth Australia or Anglo Research Laboratories.  Mr Muller has visited the property and has completed sufficient testing procedure to be satisfied that he has reasonably verified the data.

About Platinum Group Metals Ltd.
Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director
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For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 www.platinumgroupmetals.net	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the Company’s control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

War Springs Project Map - March 17, 2008

N
S
W
E
Future Pit
Anglo Platinum
PPRust Mine
2006 Production: 420,100 Ounces PGMs (4E)
~2% of global annual PGM production
(Anglo Platinum 2006 AR)
Dip of Platreef
Platreef Open Pit
Future Pits
Active Mine
PTM Active Project
PGM Deposit
Northern Limb
Western Limb
Eastern Limb
see enlarged
THE BUSHVELD COMPLEX
SOUTH AFRICA
100 Km
AIM Resources
Mokopane Project
Southwest Deposit
Resources (inferred): 40Mt @ 0.22% Pt (0.15% Ni) equivalent
(www.aimresources.com.au)
Polokwane
N 1
PLATINUM GROUP METALS
WAR SPRINGS PROJECT
Platreef Horizon
Pan Palladium/ Impala Platinum
Grass Valley Project
North and South Zones
Resources: 71Mt @ 1.23g/t PGE + 0.14% Ni + Cu
(www.panpalladium.com)
Dip of Platreef
PLATINUM GROUP METALS
PLG:AMEX PTM:TSX
PLATINUM GROUP METALS:
WAR SPRINGS PROJECT
0 1 2 4 6 8
Kilometers